

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2020

Koji Shinohara
Chief Financial Officer, Treasurer and Secretary
Kura Sushi USA, Inc.
17932 Sky Park Circle, Suite H
Irvine, California 92614

> **Re: Kura Sushi USA, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2019**
> **Filed November 26, 2019**
> **File No. 1-39012**

Dear Mr. Shinohara:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services